VIA FAX/EDGAR

December 30, 2008

United States Securities Exchange Commission

100 F Street NE, Mail Stop 3561

Washington, DC  20549

Attn: John Fieldsend

RE:	Clean Energy Fuels Corp.
Form 10-k for the Year Ended December 31, 2007, filed March 19, 2008
Definitive Proxy Statement on Schedule 14A, filed April 15, 2008
Form 10-Q for the Period Ended September 30, 2008, filed
November 14, 2008
File No. 1-33480

Dear Mr. Fieldsend:

As discussed today in our telephone conversation, we currently anticipate that we will be able to provide responses to the Staff’s Comment Letter dated December 30, 2008 regarding our (1) Annual Report on Form 10-K for the Year Ended December 31, 2007, filed March 19, 2008, our (2) Definitive Proxy Statement on Schedule 14A, Filed April 15, 2008 and our (3) Quarterly Report on Form 10-Q for the Period Ended Sep. 30, 2008, Filed Nov. 14, 2009 File No 1-33480 by February 16, 2009.

Thank you for your consideration.

/s/ Harrison S. Clay
Harrison S. Clay
Vice President, General Counsel

cc:	Andrew J. Littlefair, Chief Executive Officer
Richard R. Wheeler, Chief Financial Officer